UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                          BOATRACS, INC.
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                           096662 10 1
                          (CUSIP Number)

                      Norman L. Smith, Esq.
                 Solomon Ward Seidenwurm & Smith
                     401 B Street, Suite 1200
               San Diego, CA 92101  (619) 231-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 27, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement  .  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and
 (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 096662 10 1                             Page 2 of 6 Pages

1.   Name of Reporting Person - Michael Silverman
     S.S. or I.R.S. Identification No. of Above Person

2.   Check the Appropriate Box if a Member of a Group*                (a)
     N/A                                                         (b)

3.   SEC Use Only

4.   Source of Funds*
     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
     N/A

6.   Citizenship or Place of Organization
     U.S.

               NUMBER OF SHARES BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON WITH

7.   Sole Voting Power
     6,108,071

8.   Shared Voting Power

9.   Sole Dispositive Power
     6,108,071

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,108,071 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

     N/A

13.  Percent of Class Represented by Amount in Row (11)
     54%

14.  Type of Reporting Person*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ATTACHMENT TO AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D ("Amendment") relates to shares of the common stock (the "Common Stock") of Boatracs, Inc., a California corporation (the "Company"), whose principal executive offices are located at 6440 Lusk Boulevard, Suite D201, San Diego, California 92121.

Item 2.   Identity and Background.

     (a)  The person filing this Amendment is Michael Silverman.

     (b)-(c) Mr. Silverman's principal occupation is serving as the Chairman, President and Chief Executive Officer of the Company. Mr. Silverman also serves as a Director of the Company. The Company's principal business is the distribution in the marine market of a satellite-based communications and tracking system, and its address is 6440 Lusk Boulevard, Suite D201, San Diego, California 92121.

     (d) Mr. Silverman has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Silverman was not a party, during the last five years, to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Silverman is a U.S. citizen.

     Item 3.    Source and Amount of Funds and Other Consideration.

     Mr. Silverman obtained his shares of the Company's Common Stock pursuant to a Plan and Agreement of Reorganization by Merger of Boatracs, Inc. with and into First National Corporation Under the Name of "Boatracs, Inc." (the "Agreement"). Pursuant to the Agreement, Boatracs, Inc. was merged with and into First National Corporation; First National Corporation was the surviving corporation; First National Corporation changed its name to "Boatracs, Inc.";
 and the outstanding shares of Boatracs, Inc. were converted into the right to receive 95% of the shares of common stock to be issued by the surviving corporation. The shares of Boatracs, Inc. held by Mr. Silverman prior to such merger were originally acquired using personal funds.

     Item 4.    Purpose of Transaction.

     Except as disclosed in or otherwise contemplated by this Amendment, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date of this Amendment, the number and percentage of the class of securities identified pursuant to Item 1 above held by the reporting person is 6,108,071 shares, which represents 54 percent of the outstanding shares of the class.

     (b) The reporting person has the sole power to vote and the sole power to dispose of all of such shares.

     (c) The reporting person was involved in the acquisition of shares pursuant to the consummation of the Agreement referenced in Item 3 above.
  In addition, for the sixty days prior to the event requiring filing of the
 Schedule 13D/A, the reporting person has made the following transactions in the shares:


     Date      Number of Shares Sold         Price per share
     5-16-95   15,000                        $1.40
     5-17-95   3,600                         $1.40
     6-8-95         5,626                         $1.45
     6-23-95   4,000                         $1.43
     6-27-95   11,000                        $1.45

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The reporting person has no contracts, arrangements, understandings or relationships with respect to securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 1996



/S/ MICHAEL SIVERMAN
Michael Silverman